Exhibit 99.1

BW LPG Limited: Launch of Share Buy-back Program

Singapore, 8 April 2025

On 8 April 2025, the Board of Directors of BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) has resolved to initiate a share buyback program under which BW LPG may purchase up to 3 million ordinary shares for a maximum amount of USD 20 million from the open market, subject to market conditions. The share buy-back program will commence on 8 April 2025 and continue until 17 April 2025. The shares purchased will be held as treasury shares.

The Company cannot predict how many shares it may repurchase, if any, or the timing of any repurchase or the price that will be paid for any shares repurchased under the program.

The amount utilised for the share buyback program will be treated independently from future dividend consideration, which remains at the discretion of the Board of Directors in accordance with the Company's dividend policy.

Kristian Sørensen, CEO of BW LPG, says “We are activating our share buyback program as the current share price is trading at a significant discount to both implied historical asset values and NAV. This is further demonstrated by our announcement on 31 March 2025 on the sale of the BW Pampero and BW Chinook (both built in 2015) to our 52% owned subsidiary BW LPG India at USD 75 million per ship, and the issuance of BW LPG shares at an implied value of USD 17.25 per share in connection with the acquisition of the 12 Avance Gas VLGCs (see our announcement of 31 December 2024).

The Company has put in place an agreement with DNB Markets (“DNB”) for the repurchase of the Company's shares in open market transactions on the Oslo Stock Exchange (“OSE”) and the New York Stock Exchange (“NYSE”).

Repurchases on the OSE will be completed in accordance with the Market Abuse Regulation (EU) No 596/2014 (“MAR”) and Commission Delegated Regulation (EU) 2016/1052 (“Safe Harbour Regulation”).

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

For further information, please contact

Kristian Sørensen
Chief Executive Officer

Samantha Xu
Chief Financial Officer

investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.